

June 2, 2011

Via U.S. Mail

Eric S. Rosenfeld
Chairman and Chief Executive Officer
Trio Merger Corp.
825 Third Avenue, 40th Floor
New York, New York 10022

   Re: **Trio Merger Corp.**
      Registration Statement on Form S-1, as amended by
      Amendment No. 4
      Filed May 23, 2011
      File No. 333-172836

Dear Mr. Rosenfeld:

   We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement or providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note you have changed the terms of your offering with respect to the liquidation of your business if you have not completed a business combination within the required time periods. We also note your disclosure on pages 14 and 15 that explains the calculation of the per-share redemption prices. Please revise where applicable (such as the Risk Factors section) to explain how the different per-share redemption prices makes a business combination more likely. In this regard we note shareholders who vote against a business combination, do not vote at all on such business combination, or tender their shares will receive a lower redemption price than shareholders who vote for a business combination or do not tender their shares to you.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Bob Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for Larry Spirgel
Assistant Director

cc: <u>Via facsimile to 212-818-8881</u>
David Alan Miller, Esq.